EXHIBIT 99.1

From: Marketwire Release
Sent: Tuesday, June 11, 2013

Rudi Fronk, Chairman and CEO of Seabridge Gold will be presenting at the First Annual Singular Research Solstice Conference in New York next Thursday, June 13th at 9:00 a.m. Eastern Time.

The live webcast will be available for free at http://www.wsw.com/webcast/sr/sa. Your registration information will remain private.

To UNSUBSCRIBEfrom this list emailinfo@seabridgegold.net

Seabridge Gold Inc.
Tel. (416) 367-9292 ext 228
Fax. (416) 367-2711